# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H200
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 05/26/2026
Amends the filing with accession number 0001019056-26-000048
Filed by CIK 0002005138
Persons authorized to receive notices and communications: Alexander Kachmar, Bradley & Daytona Railway and Land Co. L, 5753 Highway, 85 N PMB 5974, Crestview, Florida (FL), 32536, 973-979-1329

## Reporting persons
- Bradley & Daytona Railway and Land Co. LLC (CIK 0002005138): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 15,052; shared voting power 37,350; sole dispositive power 15,052; shared dispositive power 0; aggregate amount beneficially owned 15,052 (4.5% of the class)
- Alexander Kachmar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 8,987; shared voting power 37,350; sole dispositive power 8,987; shared dispositive power 0; aggregate amount beneficially owned 8,987 (2.7% of the class)
- D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: affiliate funds (AF); sole voting power 9,439; shared voting power 37,350; sole dispositive power 9,439; shared dispositive power 0; aggregate amount beneficially owned 9,439 (2.8% of the class)
- David Cacciapaglia Family Trust, U/A DTD 11/25/2020: type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: affiliate funds (AF); sole voting power 3,872; shared voting power 37,350; sole dispositive power 3,872; shared dispositive power 0; aggregate amount beneficially owned 3,872 (1.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on February 25, 2026 (as amended and supplemented, the "Schedule 13D"), and amends and supplements Amendment No. 1 filed on April 24, 2026, Amendment No. 2 filed on April 24, 2026, and Amendment No. 3 filed on May 15, 2026. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 4 is being filed to disclose the formation of a group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

## Item 2. Identity and Background
Name of person filing:
(i) Bradley & Daytona Railway & Land Co. LLC, a Wyoming limited liability company ("Bradley & Daytona");

(ii) Alexander Kachmar, individually and as managing member of Bradley & Daytona;

(iii) D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013;

(iv) David Cacciapaglia Family Trust, U/A DTD 11/25/2020; and

(v) David Cacciapaglia, indirectly individually, and as trustee and a beneficiary of the trusts named in this Item 2 (a) at subsections (iii) and (iv).
Residence or business address:
5753 Highway 85 N PMB 5974
Crestview, FL 32536

The principal business address of D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013; David Cacciapaglia Family Trust, U/A DTD 11/25/2020; and David Cacciapaglia is:

325 9th St.
Manhattan Beach, CA 90266
Present principal occupation or employment:
(c-i) Bradley & Daytona is a private investment entity. Mr. Kachmar serves as the managing member of Bradley & Daytona.

(c-ii) D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013; and David Cacciapaglia Family Trust, U/A DTD 11/25/2020 are family estate planning trusts. Mr. Cacciapaglia is a trustee and a beneficiary of both.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Kachmar and Mr. Cacciapaglia are citizens of the United States. Bradley & Daytona is organized as a limited liability company under the laws of the State of Wyoming. D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013; and David Cacciapaglia Family Trust, U/A DTD 11/25/2020 are family estate planning trusts formed in California.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price of the 15,052 shares of Series A Preferred Stock reported on the Schedule 13D as beneficially owned by Bradley & Daytona is approximately $120,316, including brokerage commissions. Such shares were acquired with the Reporting Person's working capital.

The aggregate purchase price of the 8,987 shares of Series A Preferred Stock reported on the Schedule 13D as beneficially owned by Alexander Kachmar is approximately $72,204, including brokerage commissions. Such shares were acquired with the Reporting Person's personal funds.

The aggregate purchase price of the 13,311 shares of Series A Preferred Stock reported on the Schedule 13D as beneficially owned by D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013; and David Cacciapaglia Family Trust, U/A DTD 11/25/2020, and indirectly by David Cacciapaglia is approximately $96,683, including brokerage commissions. Such shares were acquired with the Reporting Person through the affiliate David Cacciapaglia's personal funds and funds in the respective trusts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have formed a voting group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 as amended (the "1934 Act"), solely for the purpose of exercising rights of holders of the Issuer's Series A Cumulative Redeemable Perpetual Preferred Stock under the Articles Supplementary governing such securities. Pursuant to the Joint Filing Agreement filed as Exhibit 99.B hereto relating solely to the exercise of voting rights with respect to the Series A Preferred Stock and matters arising under Section 8 of the Articles Supplementary, the Reporting Persons may be deemed to share voting power with respect to an aggregate of approximately 11.1% of the outstanding Series A Preferred Stock with respect thereto. Except with respect to matters arising under Section 8 of the Articles Supplementary as described herein, each Reporting Person retains sole voting power over the shares beneficially owned by such Reporting Person. Each Reporting Person retains sole dispositive power over the shares beneficially owned by such Reporting Person. Except as expressly described herein with respect to matters arising under Section 8 of the Articles Supplementary, the Reporting Persons disclaim beneficial ownership of the shares beneficially owned by the other Reporting Persons or being or acting as a group under Section 13(d) of the 1934 Act.

Specifically, Clause 8(a) of the Articles Supplementary provides that, as a result of the Issuer failing to pay dividends on the Series A Cumulative Redeemable Perpetual Preferred Stock for 6 or more quarters, if the holders of at least ten percent (10%) of the outstanding shares of Series A Preferred Stock so request, the Issuer must call a special election meeting for the purpose of the preferred stockholders electing two trustees to the Board of Trustees of the Issuer.

As a result of forming the voting arrangements described herein, the Reporting Persons may be deemed to share voting power with respect to approximately 11.1% of the outstanding Series A Preferred Stock and are delivering a notice to the Board of Trustees of the Issuer requiring that the Issuer initiate the preferred stockholder election process contemplated by Clause 8(a) of the Articles Supplementary, with (i) Alexander Kachmar and (ii) David Cacciapaglia as the trustee nominees for the preferred stockholder trustee election.

A copy of the Reporting Persons' letter to the Board of Trustees is attached hereto as Exhibit 99.C and is incorporated herein by reference.

The Reporting Persons may continue to communicate with one another, the Issuer, the Board of Trustees, other stockholders and other interested parties regarding matters relating to the preferred stockholder election process, the governance, operations, capitalization, strategic direction and future plans of the Issuer.

Except as set forth herein, none of the Reporting Persons currently has any plans or proposals that would relate to or result in any of the matters set forth in Items 4(a) through (j) of Schedule 13D, although each Reporting Person independently reserves the right to formulate such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Relating solely to the exercise of voting rights with respect to the Series A Preferred Stock and matters arising under Section 8 of the Articles Supplementary, the Reporting Persons may be deemed to beneficially own an aggregate of 37,350 shares of the Issuer's Series A Preferred Stock, representing approximately 11.1% of the Issuer's outstanding Series A Preferred Stock, which percentage is calculated based upon 336,944 shares of Series A Preferred Stock outstanding as of March 31, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 15, 2026.

Bradley & Daytona and Alexander Kachmar directly beneficially own 24,039 shares of Series A Preferred Stock.

D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013 and David Cacciapaglia Family Trust, U/A DTD 11/25/2020 beneficially owns 13,311 shares of Series A Preferred Stock; David Cacciapaglia indirectly beneficially owns said 13,311 shares of Series A Preferred Stock through the above named trusts together.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to share voting power with respect to the aggregate 37,350 shares of Series A Preferred Stock solely with respect to matters described in Item 4. Each Reporting Person retains sole dispositive power over the shares beneficially owned by such Reporting Person.
Transactions in the class effected during the past sixty days: The transactions in the Series A Preferred Stock by David Cacciapaglia during the past sixty days are set forth in Exhibit 99.A and incorporated herein by reference. The transactions in the Series A Preferred Stock by Bradley & Daytona and Alexander Kachmar since Amendment No. 3 to the Schedule 13D was filed on May 15, 2026 are also included in Exhibit 99.A.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
(a) The Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit 99.B pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

Other than the Joint Filing Agreement and the understandings described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons with respect to securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.A - Transactions in the Issuer's Securities by the Reporting Persons
Exhibit 99.B - Joint Filing Agreement
Exhibit 99.C - Notification by Reporting Persons to the Board of Trustees to Initiate a Preferred Stockholder Election of Two Trustees to the Board

## Signatures
- Bradley & Daytona Railway and Land Co. LLC: /s/ Alexander Kachmar, Managing Member of Bradley & Daytona Railway and Land Co. LLC (05/26/2026)
- Alexander Kachmar: /s/ Alexander Kachmar, Alexander Kachmar (05/26/2026)
- D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013: /s/ David Cacciapaglia, Trustee, David Cacciapaglia, Trustee (05/26/2026)
- David Cacciapaglia Family Trust, U/A DTD 11/25/2020: /s/ David Cacciapaglia, Trustee, David Cacciapaglia, Trustee (05/26/2026)